

Aaron Shapiro · 3rd

CEO at Graff Golf | Student-Athlete at The Johns Hopkins University

Greater Atlanta Area · 500+ connections · **Contact info**

 Graff Golf

 The Johns Hopkins University

Experience

CEO
Graff Golf
Sep 2018 – Present · 1 yr 3 mos
Baltimore, Maryland

 **Investor Analyst Intern**
GROUNDFLOOR Finance
May 2019 – Aug 2019 · 4 mos
Atlanta, Georgia

* Performed analysis on company's current loan book, assisting with loan payoff and updating borrower escrow tables
* Created and monitored credit draw requests ensuring the transfer of credit from Groundfloor's lender   **...see more**

Education

 **The Johns Hopkins University**
Economics, Accounting and Financial Management
2018 – 2022

Skills & Endorsements

Leadership · 6

Endorsed by **Patrick Kelly, who is highly skilled at this**

Microsoft Excel · 3

RANDALL ROY FRY, CPHT and 2 connections have given endorsements for this skill

Microsoft PowerPoint · 3

RANDALL ROY FRY, CPHT and 2 connections have given endorsements for this skill

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Interests

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